Description of the Company’s Common Stock Registered
Under Section 12 of the Exchange Act of 1934

The following summary of CURO Group Holdings Corp.’s common stock and preferred stock is based on and qualified by the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (“Bylaws”). For a complete description of the terms and provisions of the Company’s equity securities, including its common stock, refer to the Certificate of Incorporation and Bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K.

CURO’s authorized capital stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share, and 225,000,000 shares of common stock, par value $0.001 per share.

Common Stock

Voting rights

Holders of shares of common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders. Generally, holders of shares of common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders, unless otherwise required by law or with respect to certain matters (described below) for which our Certificate of Incorporation requires class voting. Generally, all matters to be voted on by the stockholders must be approved by a majority of the votes cast by all shares of common stock present in person or represented by proxy, voting together as a single class. Directors are elected by a majority of the votes cast unless the election is contested, in which case directors are elected by a plurality of the votes cast.

Our Certificate of Incorporation provides for class voting in limited circumstances. Amendments to the Certificate of Incorporation, including as a result of a statutory merger, that would alter or change the powers, preferences or the common stock so as to affect them adversely must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Under the Certificate of Incorporation, we may not increase or decrease the authorized number of shares of common stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock entitled to vote, voting together as a single class.

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock are entitled to receive dividends out of funds legally available if the Company’s Board of Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that the Board of Directors may determine.

No preemptive or similar rights

Common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

     Right to receive liquidation distributions

Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders would be distributable ratably among the holders of shares of common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of, and the payment of liquidation preferences on, if any, any outstanding shares of preferred stock.

All of the shares of common stock currently issued are fully paid and non-assessable.

Preferred Stock

Under the terms of the Certificate of Incorporation, the Company’s Board of Directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the Board of Directors to issue preferred stock and determine its rights and preferences was to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the Board of Directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing changes in control or management of us.

The Company has no preferred stock outstanding and no present plans to issue any shares of preferred stock.